Annual NSAR Delaware Group Equity
Funds I (the Registrant)
October 30, 2008
Item 77E

On September 15, 2008, Lehman Brothers
Holdings Inc. (Lehman) filed a voluntary petition for bankruptcy relief under chapter
11 of Title 11 of the United States Code in the United States Bankruptcy Court for the
Southern District of New York.
Subsequently, several Lehman affiliates, including the following entity filed for similar relief in the same court: Lehman
Brothers Special Financing Inc. on October
3, 2008; On October 11, 2008, Lehman and its affiliates filed a motion, which was approved on October 16, 2008, requesting joint administration of these chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York.

The Registrant intends to file a proof of claims against the entity listed above. As of the date of this NSAR, the total value of the claims expected to be filed by the Registrants Delaware Balanced Fund is approximately $149,630.

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